

Mail Stop 3030

March 19, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re: Silverhill Management Services, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 16, 2010**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that your disclosure is current. We note for example the dates in the "Overview" beginning on page 20.

Selling Shareholders, page 11

2.   Please disclose when the lock-up agreements expire.

3.   Refer to the table on page 12. Please clarify how footnote 1 relates to AAD, LLC.

Description of Business, page 19

Our Proposed Business, page 19

4.   With a view toward clarified disclosure, please tell us how the material you provided in response to prior comment 1 reflects your prospectus disclosure regarding "finance and accounting services" and the services mentioned on pages 20 and 21. Also, please tell us whether you *currently* offer services as suggested by the material that you provided in response to prior comment 1.

Recent Activities of the Company, page 22

5.   Refer to your disclosure regarding your primary focus on activities to permit you to "explore strategic M&A opportunities." Given such disclosure and the lack of development of your business support services operations that you disclose elsewhere in this prospectus, it remains unclear whether the primary purpose of this offering is to create an entity with publicly traded stock that will engage in one or more business combinations. If your primary intent is to create a public shell to engage in business combination activity, please revise your document substantially to make this intent clear. We will continue to evaluate your response to prior comment 1 after you address this comment.

6.   Given that your business plan is contingent on obtaining additional financing, please disclose with greater specificity your discussions with potential financing sources. For example, who were the discussions with? What was the substance of the discussion? What were the terms of the proposed financing? What is the basis for the statement that you feel "well positioned" to secure additional financing? When did the discussions begin and why have they not yet resulted in financing?

7.   Please clarify what you mean in the second sentence by the phrase "relationships in the capital markets." In addition, please reconcile your statement that you can secure additional financing *if necessary*, with your disclosure on page 19 that your operations are contingent on obtaining financing.

8.   We note that, since your August 5, 2009 filing, you have disclosed that you anticipate commencing operations within the next six months contingent on the receipt of financing. Please balance your disclosure regarding being "well positioned through [your] relationships in the capital markets" to describe the inaccuracy of your previous prediction regarding when you would commence operations and the reasons for the inaccuracy. Refer to Item 10(b)(3)(ii) of Regulation S-K.

Exhibits

9.   Please note that the Compliance and Disclosure Interpretation cited in prior
        comment 7 applies to oral agreements. We therefore reissue our comment. It
        remains unclear what the material obligations and understandings of the parties
        are. For example, when did you enter into the agreement? When did you make
        the $29,000 payment? Has the consultant agreed to provide you services for no
        additional compensation until a party decides to terminate the agreement? Do you
        merely call the consultant and ask for services and the consultant is obligated to
        provide them? Is there a particular time period within which the parties
        understand that services will be provided once they have been requested?

Exhibit 5.1

10.   We reissue the first part comment 8 in that the opinion continues to be signed by
        an individual rather than the firm issuing the opinion, refers to an individual in the
        last paragraph, and the registration statement refers to an individual. We also
        reissue the second part of comment 8 because there is no "Legal Opinion" caption
        in the registration statement.

Exhibit 23.1

11.   Prior to requesting effectiveness, please obtain an updated consent from your
        independent registered public accounting firm. In this regard, we note the consent
        included in Exhibit 23.1e of this Form S-1 has not been updated to refer to the
        report of the independent registered public accounting firm that is included on
        page F-2 of the filing but instead refers to the prior year report.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                Cohen & Richardson, LLP